3: Midland Loan Services

Midland Loan Services

210 West 10th Street Kansas City, Misouri 64105

816-435-5000 816-435-2326

Management's Assertion on Compliance with the Minimum Servicing

Standards Set Forth in the Uniform Single Attestation Program for

Mortgage Bankers

Report of Management

We, as members of management of Midland Loan Services, Inc. (MLS), an indirectly wholly owned subsidiary of The PNC Financial Services, Group, Inc.. (PNC), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) except for commercial loan and multifamily servicing, minimum servicing standards V.4 and VI.1, which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing. We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of MLS' compliance with the minimum servicing standards as set forth in the USAP as of December 31, 2001, and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2001, MILS complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, PNC had in effect a fidelity bond in the amount of $300,000,000 and an errors and omissions policy in the amount of $75,000,000.

MIDLAND LOAN SERVICES, INC.

Steven W. Smith Vincent E. Beckett

February 15, 2002

PNC Real Estate Finance Company

Steven W. Smith

Executive Vice President

Vincent E Beckett

Senior Vice President